SOUTHCROSS ENERGY PARTNERS, L.P.

1700 Pacific Avenue, Suite 2900

Dallas, Texas  75201

(214) 979-3700

December 6, 2013

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C.  20549-4628

Attn:                    Mara L. Ransom, Assistant Director

Division of Corporation Finance

Re:                             Southcross Energy Partners, L.P.
Registration Statement on Form S-3
File No. 333-192105

Ladies and Gentlemen:

Southcross Energy Partners, L.P. (the “Partnership”) requests acceleration of the effective date of the above-captioned Registration Statement to 3:00 p.m., Washington, D.C. time, on December 10, 2013, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•                              should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                              the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SOUTHCROSS ENERGY PARTNERS, L.P.

By:	Southcross Energy Partners GP, LLC,
its general partner

By:	/s/ David W. Biegler
David W. Biegler
President and Chief Executive Officer

cc:                                Ryan J. Maierson (By Email)

Latham & Watkins LLP

811 Main Street

Suite 3700

Houston, TX  77002

ryan.maierson@lw.com